SCHEDULE “H”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

SHAREHOLDER RIGHTS PLAN RESOLUTION

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Amended and Restated Shareholder Rights Plan, upon the terms and conditions set forth in the Amended and Restated Shareholder Rights Plan Agreement (the “Agreement”) dated June 14, 2006, between Rubicon Minerals Corporation (the “Company”) and Computershare Investor Services Inc., as Rights Agent, as the same may be amended prior to the date of the Annual and Special Meeting, is hereby approved, ratified and confirmed; and

2. any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Agreement and the performance by the Company of its obligations thereunder.”